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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2006

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. NR6-04, NR6-05, NR6-06, NR6-07, NR6-08, NR6-09*, NR6-10, NR6-11*, NR6-12*

2. MC6-9, MC6-11, MC6-12

*Included with the related Material Change Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 15, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-04

BAFFIN ISLAND DRILLING PROGRAM

Commander Resources Ltd. (CMD-TSX Venture) provides a summary of its plans for the 2006 Baffin Island gold project, Nunavut.  The main goal of the 2006 program is to outline a high-grade near-surface gold resource at Ridge Lake and test the intense mineralized stockwork system at the Durette Prospect through a minimum of 5,000 metres of diamond drilling.   The number of gold prospects discovered to date, the high gold grades and high “hit ratio” achieved in the limited drilling demonstrates the potential for this property to host one or more gold deposits similar to the Homestake Gold mine in South Dakota and to other iron formation hosted gold deposits such as Lupin, Nunavut and Morro Velho, Brazil.  The camp is in place and sufficient fuel and supplies are on site to start the program.

Since the first discovery in 2003, a total of 14 gold prospect areas have been identified by the Company during two seasons of prospecting along the 140 kilometre long property. Only two of the 14 have been drilled but neither has been fully delineated.  The remaining 12 gold prospect areas range from several hundred metres to several kilometres in strike each and have only seen the first pass sampling, geological mapping and airborne geophysical surveying.

Ridge Lake, a 3.5 kilometre long prospect area, returned numerous high-grade gold intercepts from two separate iron formation units in holes drilled down-dip from high-grade gold in surface channel samples.  Drilling along the central portion of this prospect area intersected a near-surface gold zone over a strike length of at least 600 metres.  The zone extends to surface and has only been tested to depths of less than 100 metres.  It is open for more than one kilometre to the east and west and down-dip to the south where there has been no previous drilling.

The Durette Prospect, which has never been drilled, was outlined by surface sampling in 2005 as an intense gold-bearing stockwork mineralized zone exposed over a strike length of at least 500 metres and occurring stratigraphically above the iron formations that host gold at Ridge Lake and Malrok.   Surface channel samples included  29.8 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres.  It is anticipated that both iron formations will be intersected at depth below the quartzite unit in this intense plumbing system.

Malrok, a 1.5 kilometre long prospect drilled in 2004 intersected high-grade gold starting at surface and was only partially tested to a depth of 50 to 60 metres.  This target remains open and requires testing for the second iron formation that carries high grade gold values at Ridge Lake.

Please refer to the Company’s website for details on all of the prospect areas and previous drill results.

The objectives of the first phase of the 2006 program will be to:

➢

Follow-up the high-grade gold zone on the Ridge Lake prospect through a focused diamond drill program of 3,500 metres in 20-30 holes.  Holes will be targeted along-strike and down-dip from the zone, which was highlighted by several high-grade intercepts including hole 05-35 with 21.4 grams per tonne gold over 4.24 metres at a depth of 90 metres in a broader mineralized zone that is continuous to surface.

➢

On the Durette prospect, an initial drill program of 1,500 metres in 10-12 holes over a strike length of at least 500 metres will test the gold potential in the altered quartzite unit, the root plumbing system as well as the underlying iron formation units.  The trend and potential of mineralization extends under cover rocks to the east and west and to the south.

➢

Follow-up ground work will be completed on the 2369 prospect, southwest from Durette, where a similar quartzite unit carries gold values in several locations.  The goal will be to develop targets for drill-testing later in the season.

The 2006 program is planned for start-up in May or earlier depending on local conditions and crew scheduling and will extend as late into the year as possible.  More details will be provided prior to commencement of the project.

The property is located on tidewater and is dotted with lakes, most of which do not freeze to the bottom, providing access to water throughout the year. There are two “Distant Early Warning” (DEW line) radar stations on the property, each with an operational 4,000 airstrip.

Other Property Activities

Data from geochemical, geophysical and sampling work on the Company’s uranium project in southern Newfoundland are being compiled and interpreted to develop the strategy and next phase of work that will expand upon the very encouraging results achieved to date.

Alto Ventures (ATV-TSXV), our partner on the Despinassy Gold Project in Quebec, is currently drilling a 5,000 metre program on the high-grade DAC gold zone.  We will report results of this drilling as we receive them from Alto Ventures in the coming weeks.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 27, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-05

Drilling intersects 178.5 g/t gold over 1.0 metre on Despinassy Project, Quebec

Vancouver, B.C., February 27, 2006.  Commander Resources Ltd. (CMD: TSX-V) has been informed by Alto Ventures Ltd. (ATV: TSX-V) of results from the first three holes of the ongoing 5,000 metre winter diamond drilling program at the Despinassy Gold Project near Val d’Or, Quebec.  The results included hole DES06-85 which intersected 19.6 grams per tonne over 9.9 metres including 178.5 grams per tonne over 1.0 metre.

Encouraging gold mineralization was intersected in all three holes testing multiple veins in the DAC deposit.

Drill holes DES06-84 and DES06-85 targeted the down plunge extensions of Zone 2 veins while DES06-86 tested extensions of Zone 3 and 4.  Results for the current drilling are summarized as follows:

DDH	From (m)	To (m)	Width (m)	Assay (g/t Au)	Zone
DES06-84	160.9	161.9	1.0	6.7	Zone 2
DES06-85	214 includes 214.0 216.5 221.7 222.7	223.9 216.5 221.7 222.7 223.9	9.9 2.5 5.2 1.0 1.2	19.6 4.27 0.71 178.5 1.11	Zone 2
DES06-86	56.8 80.3	58.8 81.3	2.0 1.0	2.27 7.79	Zone 3 Zone 4

High grade mineralization in these holes, within the Despinassy Shear Zone, occurs in wide shear-alteration envelopes which carry elevated gold values.  The alteration envelope averages 0.44 g/t gold over 72.1 metres in DES06-84 and 3.56 g/t gold over 61.1 metres in DES06-85 with the high grade intercepts included.  The results of these three holes have confirmed continuity of veining and high-grade gold mineralization along the westerly plunge direction.  The zones remain open along strike and to depth along the plunge line.  Gold mineralization has been intersected by drilling for over six kilometres along the Despinassy Shear Zone.

Two additional drill holes have been completed on the DAC deposit veins with the core having been logged, split and sent to the lab for assaying.  The drill rig has now moved to test additional targets in Area 2 located approximately one kilometre east of the DAC deposit where previous drilling intersected mineralization up to 34.8 g/t gold along 0.3 metres and 4.4 g/t along 1.2 metres in a similar geological setting.  Please refer to Alto Venture’s website at www.altoventures.com for details on the project and the DAC deposit. A location map and long-section of the current drilling will follow once results for the additional two holes are received.

Quality Assurance/Quality Control

Core processing included descriptive logging and selection of samples for analyses. The cores selected for analyses were sawed in half and one half was delivered to a commercial laboratory and the other half retained for future reference. Gold assays were performed at ALS Chemex Laboratories in Val d'Or, Quebec. The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on a 30 gram sub-sample taken from a 250 gram split of the sample submitted.

The laboratory was instructed to prepare and analyze a second 250 gram split from the reject for those samples that indicated greater than 2 g/t Au on the initial analysis. The results reported represent composites using weighted averages of all analyses performed on each specific sample. Commercially prepared standards were inserted every 25 samples to ensure precision of the results.

The Despinassy Gold Project is a joint venture between Alto Ventures Ltd. (70%) as operator and Commander Resources Ltd. (30%).  Alto is sole-funding the initial 2006 drill program. Robert J. Tremblay P.Geo (Quebec) is supervising the drill program.  Mike Koziol, P.Geo, P.Eng Alto’s Vice President, Exploration is the company’s Qualified Person.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: March 20, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-06

Drilling Continues to Intersect High-Grade Gold at the DAC Deposit, Despinassy, Quebec

Vancouver, B.C. March 17, 2006.  Joint venture partners Alto Ventures Ltd. (ATV: TSX-V) and Commander Resources Ltd. (CMD: TSX-V) are pleased to announce results from three further holes recently completed on its ongoing 5,000 metre (m) winter diamond drilling program at the Despinassy Gold Project near Val d’Or, Quebec (for results in previous holes please see news release dated February 27, 2006).

Highlights of the most recently completed drilling include:

•

Continuity of gold mineralization has been demonstrated in drill holes DES06-87 and DES06-88 where quartz veins in Zones 2, 3, 4 and 5 were intersected at the DAC Deposit

•

Drill hole DES06-89 at Area 2 located approximately 500 metres east of the DAC Deposit and along the Despinassy Shear Zone intersected encouraging gold mineralization

•

Three additional drill holes have been completed in Area 2 and the core sent to the lab for assaying

•

Drilling is ongoing at the DAC deposit while results of the additional Area 2 holes are awaited

A table of results is summarized as follows:

Area	DDH	From (m)	To (m)	Width (m)	Assay (g/t Au)	Zone
DAC	DES06-87	238.1 Includes 238.1	239.6 238.7	1.5 0.6	6.8 16.78	Zone 2
DAC	DES06-88	195.5 262.0 Includes 262.5 276.0 Includes 277.5 303.6 Includes 303.6	198.7 263.5 263.0 285.2 278.5 304.6 304.1	3.2 1.5 0.5 9.2 1.0 1.0 0.5	0.32 3.49 10.25 1.05 7.29 12.43 24.30	Zone 2 Zone 3 Zone 4 Zone 5
Area 2	DES06-89	126.0	142.2	16.2	0.23

Due to the angles of intersection of the zones by the drill holes, the approximate true thickness of the mineralized veins ranges from 80% to 90% of reported down-hole intercepts.

Mineralization at the DAC deposit has demonstrated excellent continuity of the quartz veins in Zone 2 as well as those in Zones 3, 4 and 5.  From the data available to date, continuity of grade within the veins is most consistent in Zone 2 while the veins in the other zones demonstrate a greater nugget effect than those in Zone 2.  A Longitudinal Section indicating drill hole pierce points over true widths for Vein 2b in Zone 2 may be found at:  http://altoventures.com/i/pdf/Vein_2b_Long.pdf

Alto’s drill program at Area 2 is targeted to follow up on previous drilling conducted by Cameco Corporation. Drill hole DES06-89 is very encouraging, demonstrating that the gold system is present in a favourable geological setting 500 metres east of the DAC Deposit. Further follow-up drilling is required in this area. Three additional drill holes have been completed in Area 2, a further 600 metres and 900 metres east of DES06-89, and the core has been sent to the lab for assaying.

Quality Assurance/Quality Control

Core processing included descriptive logging and selection of samples for analyses. The cores selected for analyses were sawed in half and one half was delivered to a commercial laboratory and the other half retained for future reference. Gold assays were performed at ALS Chemex Laboratories in Val d'Or, Quebec. The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on a 30 gram sub-sample taken from a 250 gram split of the sample submitted.   Sieve metallic assays are performed as required.

The laboratory was instructed to prepare and analyze a second 250 gram split from the reject for those samples that indicated greater than 2 g/t Au on the initial analysis. The results reported represent composites using weighted averages of all analyses performed on each specific sample. Commercially prepared standards were inserted every 25 samples to ensure precision of the results.

The Despinassy Gold Project is a joint venture between Alto Ventures Ltd. (70%), as operator and Commander Resources Ltd. (30%).  Robert J. Tremblay P.Geo (Quebec) is supervising the drill program.  Mike Koziol, P.Geo, P.Eng Alto’s Vice President, Exploration is the Company’s Qualified Person.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

ON BEHALF OF THE BOARD,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: March 27, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-07

Commander Identifies Source of High Grade Uranium Boulders in Newfoundland

Commander Resources Ltd. (CMD-TSX Venture) announces that a target area was identified by geophysical and geochemical surveys on the White Bear portion of the large Hermitage Uranium Property, Newfoundland.  The target may represent the source of the high grade uranium boulders on the Doucette Prospect, discovered in late 2005, that returned values ranging from 0.13% to 1.32% U3O8. This scattered cluster of boulders, considered to be close to source, occurs in a thin but extensive veneer of till with no visible outcrop.

The Hermitage Uranium Property covers more than 500 square kilometres, has not been drilled previously, is 30 kilometres from a sea port in a favourable mining jurisdiction, and has a paved highway and power line running through the centre.  For comparative purposes, the average grade of world-wide operating uranium mines is about 0.15% U3O8.  The opportunity on the Property is for a bulk tonnage near-surface resource with easy access to the world markets.

Based on the field results to date, the Company is currently planning the next program which will consist of an airborne radiometric and magnetic survey to cover the entire Hermitage Property.  The survey will be designed to locate rocks containing uranium and also assist in mapping out the main geological units under the thin overburden cover.  Results of this survey will be followed up with a field prospecting and mapping program.   In the area of the Doucette and Blue Hills Main Showing where known uranium mineralization occurs, testing bedrock by either percussion drilling or selective stratigraphic diamond drilling is currently being considered.

A close spaced grid of magnetic surveying on the White Bear area covered both boulder fields at the Doucette and #3 uranium prospects, which are separated by about 500 metres.  The northern and southern portions of the grid show a low level, flat response, while a central 300 metre wide belt shows a very active magnetic response.  The active magnetic response covers a portion of the Doucette Prospect and extends for 300 metres further up ice. Magnetic signature in this area is consistent with the measured response of the uranium bearing rocks of the Doucette Showing and may represent the source rock of this uranium mineralization.  Scattered uranium soil anomalies located within and down-ice from the magnetically active bedrock support this possibility.  Anomalous soil values, ranging from 3 to 14 times background (background is 1 ppm uranium), are also found from the main boulder discovery area over at least 300 metre strike length.  The uranium grades shown at Doucette and size potential of a sandstone hosted deposit make this an attractive source target area.  A new Doucette Map detailing this data is offered on the Company’s home page at www.commanderresources.com.

At the Blue Hills Main Showing, located at the western end of the Hermitage Property, five composite rock chip samples were collected from the eastern end of the bedrock exposed by backhoe approximately 3-6 metres from which previously reported channel samples ran 0.11% U3O8 over 1.5 metres, 0.18% U3O8 over 1.4 metres and 0.14% U3O8 over1.3 metres.   Three of the samples collected contained values ranging from 0.10% U3O8 to 0.18% U3O8, consistent with the channel sample values and further demonstrating the bedding control and extent of the uranium-bearing rock units. These samples were collected just prior to the flooding of the deeper portion of the trench due to heavy rainfall.  (See Trench Map on Company’s website).

A soil anomaly of 3-5 times background extends for just over 100 metres to the east downhill from the Main Showing outcrop.  To the south two strong soil anomalies with uranium values 3-13 times background extend east-west for 200 and 300 metres and one is open to the west. These soil anomalies parallel the strike direction of the host felsic volcanic rocks and may be sourced by the southern limb of the folded Main Zone.  Trenching to 2 metres deep by a small backhoe failed to reach bedrock in these anomalous areas so the source remains to be located.

Samples were trucked to Eastern Analytical Laboratory in Springdale N.F. where soil samples were dried and sieved to -80 mesh.  All rock and soil samples were sent to ACME Analytical Laboratory, Vancouver, B.C.  Samples were analyzed using standard multiple element ICP methods.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

ON BEHALF OF THE BOARD,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: March 29, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-08

New High Grade Gold Zone Discovered at Despinassy Project, Quebec

Vancouver, B.C., March 29, 2006, Commander Resources Ltd. (CMD: TSX-V) and Alto Ventures Ltd. (ATV: TSX-V) (“the Company”) and are pleased to announce results for three holes recently completed in Area 2 of the ongoing 5,000 metre (m) winter diamond drilling program at the Despinassy Gold Project located along a highway 70 kilometres north of Val d’Or, Quebec. The new Darla Gold Zone has been discovered one kilometre (km) east of the DAC Deposit which confirms the potential for multiple lenses of high grade gold mineralization along the 6 km strike length of the Despinassy Shear Zone.

Highlights of the most recently completed holes include:

•

High-grade gold mineralization of 19.5 g/t over 2.1 m was intercepted by drill hole DES06-91 at the Darla Zone in Area 2, located approximately 1 km east of the DAC Deposit

•

Each of the three drill holes cut multiple zones of anomalous gold confirming the strength of the gold system in Area 2 and the need for follow-up drilling

“The new discovery of the Darla Zone greatly enhances the development of the Despinassy Project” noted Rick Mazur, President of Alto Ventures, “It confirms our belief that the Despinassy Shear Zone is a fertile gold mineralizing system with great potential for multiple near-surface gold deposits.”

A summary of results are as follows:

Area	DDH	From (m)	To (m)	Width (m)	Assay (g/t Au)	Zone
Area 2	DES06-90	102.3 146.3	107.6 149.3	5.3 3.0	0.33 0.97	Upper Darla
Area 2	DES06-91	66.2 115.1 Includes 115.1	84.2 117.2 116.2	18.0 2.1 1.1	0.29 19.5 35.5	Upper Darla
Area 2	DES99-09* Historical Cameco hole	74.0 98.6	78.7 98.9	4.7 0.3	0.35 34.8	Upper Darla
Area 2	DES06-92	78.0 127.3	81.0 132.5	3.0 5.2	0.45 0.39

Due to the angles of intersection of the zones by the drill holes, the approximate true thickness of the mineralized zones ranges from 80% to 90% of reported down-hole intercepts. For results in previous holes please see news releases dated February 27 and March 20, 2006.

The three holes drilled at the Darla Zone tested a strike length of 50 m to a depth of approximately 65 m.  The Zone remains open along strike and to depth along a westerly direction.  For comparison, the DAC deposit has a strike length of approximately 300 m and high-grade gold mineralization was drilled by wide spaced holes to depths exceeding 600 m.  The discovery of the Darla mineralization is very encouraging as it significantly adds to the potential for discovery of new near surface deposits and demonstrates the need for further drilling.

DES06-90 was drilled in Area 2 to test the Darla Zone and is a 30 m undercut of hole DES99-09, drilled by the previous operator Cameco Corporation (“Cameco”).  The hole intersected multiple zones with geochemically anomalous gold confirming that the gold system does have depth continuity.

DES06-91 is located 50 m west of DES99-09 and intersected significant quartz veining and elevated gold in multiple zones including 19.5 g/t gold over 2.1 m.  This high-grade intercept lies along strike from the 34.8 g/t gold intercept over 0.3 m in DES99-09 in a similar geological setting.   It is also important to note that the gold-anomalous “Upper Zone” widens to 18.0 m in DES06-91 (see table above) and like at DAC, this is favourable for the formation of high-grade veins.

DES06-92, located 300 m east of DES06-91, intersected elevated gold values and strong alteration similar to the nearby Cameco drill hole DES98-07, which intersected  4.9 g/t over 1.2 m.

A map indicating drill hole locations in Area 2 may be found on our home page at: www.commanderresources.com.

Drilling is ongoing at the DAC Deposit to build an initial inferred resource to the 300 m level in this strong gold mineralized system.

Quality Assurance/Quality Control

Core processing included descriptive logging and selection of samples for analyses. The cores selected for analyses were sawed in half and one half was delivered to a commercial laboratory and the other half retained for future reference. Gold assays were performed at ALS Chemex Laboratories in Val d'Or, Quebec. The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on a 30 gram sub-sample taken from a 250 gram split of the sample submitted.   Sieve metallic assays are performed as required.

The laboratory was instructed to prepare and analyze a second 250 gram split from the reject for those samples that indicated greater than 2 g/t Au on the initial analysis. The results reported represent composites using weighted averages of all analyses performed on each specific sample. Commercially prepared standards were inserted every 25 samples to ensure precision of the results.

The Despinassy Gold Project is a joint venture between Alto Ventures Ltd. (70%), as operator and Commander Resources Ltd. (30%).  Robert J. Tremblay P.Geo (Quebec) is supervising the drill program.  Mike Koziol, P.Geo, P.Eng Alto’s Vice President, Exploration is the Company’s Qualified Person.

ON BEHALF OF THE BOARD,

Bernard Kahlert

VP of Exploration

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

April 13, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

April 13, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) announces a financing to raise up to a total of $4,645,000 CDN, a portion of which will be brokered.

The Company has entered into an agreement with Bolder Investment Partners, Ltd. (the “Agent”) to act as lead agent for the brokered financing of up to $3,145,000 CDN (the “Offering”) on a best efforts basis.  The Offering will comprise non flow-through Units (the “Units”) at $0.37 per Unit.  Each Unit will consist of one common share and one-half non-transferable share purchase warrant (“Warrant”).  Each whole share purchase Warrant will entitle the holder to purchase one common share at a price of $0.50 per common share for a period of two years after the closing of the Offering.

The Issuer will pay the Agent a commission of 7.5% of the gross proceeds raised, of which a minimum of half is to be paid in Units.  The Agent will also receive Agent’s warrants (Agent’s Warrants) entitling the Agent to purchase up to such number of common shares of the Issuer equal to 10% of the total number of Units sold through the Offering.  Each Agent’s Warrant under the brokered financing is exercisable into one (1) common share of the Issuer at $0.50 for a period of two years from the closing of the Offering.

The non-brokered financing of up to $1,500,000 CDN will consist of Flow-Through Shares at a price of $0.46 per Flow-Through Share.  Finders’ fees of 7% may be payable in cash or common shares, at a price of $0.46 per share, on a portion of this non-brokered placement.  Agent’s Warrants may also be issued for the purchase of up to such number of common shares equal to 7% of the total number of flow-through shares sold through the placement.  Each Agent’s Warrant under the non-brokered financing is exercisable into one (1) common share of the Issuer at $0.50 for a period of one year from the closing.

All of the Warrants and the Agent’s Warrants described herein are subject to an early expiry provision once resale restrictions have ended.  Upon the Issuer’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Issuer may give notice that the Warrants will expire 30 days from the date of providing such notice.

Proceeds from the financing will be used primarily to fund exploration on the Baffin Island Gold Project, Nunavut and the Hermitage Uranium Project, Newfoundland as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-09, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of April, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 13, 2006 TSX Venture Exchange: CMD Shares Issued: 39,851,981 News Release: #06-09

Commander Announces Brokered and Non-Brokered Equity Financing

Commander Resources Ltd. (CMD-TSX Venture) announces a financing to raise up to a total of $4,645,000 CDN, a portion of which will be brokered.

The Company has entered into an agreement with Bolder Investment Partners, Ltd. (the “Agent”) to act as lead agent for the brokered financing of up to $3,145,000 CDN (the “Offering”) on a best efforts basis.  The Offering will comprise non flow-through Units (the “Units”) at $0.37 per Unit.  Each Unit will consist of one common share and one-half non-transferable share purchase warrant (“Warrant”).  Each whole share purchase Warrant will entitle the holder to purchase one common share at a price of $0.50 per common share for a period of two years after the closing of the Offering.

The Issuer will pay the Agent a commission of 7.5% of the gross proceeds raised, of which a minimum of half is to be paid in Units.  The Agent will also receive Agent’s warrants (Agent’s Warrants) entitling the Agent to purchase up to such number of common shares of the Issuer equal to 10% of the total number of Units sold through the Offering.  Each Agent’s Warrant under the brokered financing is exercisable into one (1) common share of the Issuer at $0.50 for a period of two years from the closing of the Offering.

The non-brokered financing of up to $1,500,000 CDN will consist of Flow-Through Shares at a price of $0.46 per Flow-Through Share.  Finders’ fees of 7% may be payable in cash or common shares, at a price of $0.46 per share, on a portion of this non-brokered placement.  Agent’s Warrants may also be issued for the purchase of up to such number of common shares equal to 7% of the total number of flow-through shares sold through the placement.  Each Agent’s Warrant under the non-brokered financing is exercisable into one (1) common share of the Issuer at $0.50 for a period of one year from the closing.

All of the Warrants and the Agent’s Warrants described herein are subject to an early expiry provision once resale restrictions have ended.  Upon the Issuer’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Issuer may give notice that the Warrants will expire 30 days from the date of providing such notice.

Proceeds from the financing will be used primarily to fund exploration on the Baffin Island Gold Project, Nunavut and the Hermitage Uranium Project, Newfoundland as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 18, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release: #06-10

Airborne Radiometric Survey planned for Newfoundland Uranium Property

Vancouver, B.C., April 18, 2006, Commander Resources Ltd. (CMD: TSX-V) has contracted an extensive airborne radiometric and magnetic survey to cover the large Hermitage Uranium Property near the coastal town of Burgeo, south-west Newfoundland.  The survey is to commence at the beginning of May.

The contractor, Aeroquest Ltd. of Milton, Ontario, will use a helicopter-borne, multi-phase geophysical system to fly close to 5,000 line kilometres of surveying over the Company’s claims.  The property, covering nearly 500 square kilometres, will be flown at 100 metre line spacing.  The radiometric survey system consists of Gamma Ray Spectrometer with state-of-the-art design and large sensing crystals.  Highly sensitive magnetometer and six channel electromagnetic systems will allow detection of conductive sources and assist in interpreting source rock units.

The early start to the seasonal work is due to the extremely low snow fall along the south-west coast of Newfoundland this year.

In the year since acquiring this uranium project, the Company has completed two work programs, established the presence of eleven uranium prospects scattered over a 50 kilometre extent and staked in excess of 1000 new claim units.  Several types of uranium occurrences are now known on the properties, of which the sedimentary and volcanic settings are most important as these are known to host large uranium deposits.  Rock sampling from these uranium occurrences returned high uranium values from numerous samples ranging from 0.2% U3O8 to 2.0% U3O8.  Average mined grade worldwide is 0.15% U3O8 per tonne.

The airborne radiometric survey will be followed initially by follow-up prospecting and sampling, later by detailed geological mapping and ground surveys designed to outline targets for drilling.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Bernard Kahlert

V.P. Exploration

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

April 26, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

April 26, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) reports the issuance of 40,000 common shares under the terms of an option agreement dated April 22, 2005 relating to the acquisition of a 100% interest in the Couteau Lake Uranium property located in southwestern Newfoundland.  The property forms part of the Hermitage Uranium Project.  The securities are subject to a hold period and may not be traded until August 20, 2006.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-11, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of April, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 26, 2006 TSX Venture Exchange: CMD Shares Issued: 39,662,981 News Release #06-11

COMMANDER RESOURCES LTD. (CMD-TSX Venture) reports the issuance of 40,000 common shares under the terms of an option agreement dated April 22, 2005 relating to the acquisition of a 100% interest in the Couteau Lake Uranium property located in southwestern Newfoundland.  The property forms part of the Hermitage Uranium Project.  The securities are subject to a hold period and may not be traded until August 20, 2006.

The Couteau Lake Property is part of the Company’s large Hermitage Uranium Project area in southern Newfoundland.  The entire property area will be covered by a 5,000 line kilometre airborne radiometric, magnetic and electromagnetic survey to commence on or about May 1, 2006 (as detailed in the Company’s news release dated April 18, 2006).

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

April 27, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

April 27, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) reports the private placement financing announced on April 13th, 2006 has been increased.  The brokered financing, led by Bolder Investment Partners Ltd., is now increased to a maximum of 10,500,000 Units for gross proceeds of up to $3,885,000 CDN on a best efforts basis.  The non-brokered flow through share placement has also been increased to a maximum of 3,695,652 shares, for gross proceeds of up to $1,700,000 CDN.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-12, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of April, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: April 27, 2006 TSX Venture Exchange: CMD Shares Issued: 39,891,981 News Release: #06-12

PRIVATE PLACEMENT FINANCING INCREASED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement financing announced on April 13th, 2006 has been increased.  The brokered financing, led by Bolder Investment Partners Ltd., is now increased to a maximum of 10,500,000 Units for gross proceeds of up to $3,885,000 CDN on a best efforts basis.  The non-brokered flow through share placement has also been increased to a maximum of 3,695,652 shares, for gross proceeds of up to $1,700,000 CDN.

The terms of both the brokered and the non-brokered financings remain the same, as previously disclosed.

Proceeds from the financing will be used primarily to fund exploration on the Baffin Island Gold Project, Nunavut and the Hermitage Uranium Project, Newfoundland as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: May 2, 2006

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President